Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver announces unaudited net earnings of $20.0 million ($0.13 per share) for the first quarter of 2017

All amounts are expressed in US$ unless otherwise indicated. Financial information is based on International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

This news release refers to measures that are not generally accepted accounting principle ("Non-GAAP") financial measures, including cash costs per payable ounce of silver, all-in sustaining costs per silver ounce sold, adjusted earnings and total debt. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.

Vancouver, B.C. - May 9, 2017 - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAAS) (“Pan American”, or the “Company”) today reported unaudited results for the first quarter ended March 31, 2017 (“Q1 2017”).
“Pan American continued to deliver strong results in the first quarter of 2017, with quarter-over-quarter growth in net earnings and cash costs down 23% to $6.18 per ounce,” said Michael Steinmann, President and Chief Executive Officer of the Company. “The expansion of our Dolores mine is tracking well with commissioning of the pulp agglomeration plant expected by mid-year. At our La Colorada mine, we are already realizing the benefit of higher throughput rates from the expansion, which is now substantially complete."
Added Mr. Steinmann: "Supplementing the growth expected from our Mexican mine expansions, we have also completed the acquisition of the Joaquin project and announced an agreement to acquire the Cap-Oeste Sur Este project. These smaller, high-grade silver deposits are within trucking distance of our Manantial Espejo mine in Argentina, enabling us to benefit from invested capital at Manantial Espejo for potential future silver production."

Highlights for Q1 2017:

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Silver production was 6.20 million ounces compared with 6.42 million ounces in the first quarter of 2016 ("Q1 2016"). As anticipated, the decline primarily reflects Alamo Dorado, where processing of stockpiled material was essentially completed in Q1 2017. The Alamo Dorado mine has now transitioned to the reclamation phase. Higher throughput rates from the expansion project at La Colorada drove a 19% increase in silver production at that mine.

•	Gold production was 37.7 thousand ounces compared with 41.2 thousand ounces in Q1 2016. The decline reflects lower ore grades, as expected, at Manantial Espejo and Alamo Dorado.

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Consolidated cash costs per payable ounce of silver, net of by-product credits ("Cash Costs") of $6.18 in Q1 2017 declined 23% from $8.03 recorded in Q1 2016, reflecting an increase in by-product credits from improved prices for all by-product metals.

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Consolidated All-In Sustaining Costs per Silver Ounce Sold (“AISCSOS”) were $12.63 in Q1 2017 compared with $13.12 in Q1 2016. The decline in AISCSOS reflects increased by-product credits from higher by-product metal prices, decreased direct selling costs and sustaining capital expenditures, and increased volumes of silver sold in Q1 2017. These factors were partially offset by an increase in production costs, which includes $14.6 million for inventory net realizable value adjustments.

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Revenue of $198.7 million was 26% higher than the $158.3 million reported in Q1 2016, largely as a result of higher metal prices. Realized silver prices averaged $17.44 per ounce in Q1 2017, up approximately 17% over Q1 2016.

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Net cash generated from operating activities was $38.6 million compared with $0.8 million in Q1 2016. The increase reflects the growth in revenue and less use of cash in the quarter for working capital changes, offset by an $18.0 million increase in income tax payments and higher cash production costs.

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Net earnings rose to $20.0 million ($0.13 basic earnings per share) compared with $1.9 million ($0.01 basic earnings per share) in Q1 2016. The increase largely reflects stronger mine operating earnings attributable to the increase in revenue, partially offset by higher cost of sales expense.

•	Adjusted earnings were $9.0 million ($0.06 basic adjusted earnings per share) compared with $3.3 million ($0.02 basic adjusted earnings per share) in Q1 2016.

PAN AMERICAN SILVER CORP. 1

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Liquidity position remained strong at March 31, 2017. Cash and cash equivalents and short-term investment balances were $205.4 million, down $12.2 million from $217.6 million at December 31, 2016. The draw on balances supplemented operating cash flow, primarily to help fund investment in the Company's mines and projects and the acquisition of the Joaquin project. The working capital position was $423.0 million and total debt outstanding was $43.8 million.

•	Capital expenditures totaled $33.1 million in Q1 2017, with $14.9 million of project capital directed mainly at the Dolores expansion and the remaining $18.2 million to sustaining capital.

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The expansion of the Dolores mine is on track with the underground mine development scheduled for completion in 2017. Construction of the pulp agglomeration plant has reached 80% completion, and commissioning is expected to begin in mid-2017.

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The La Colorada expansion is largely complete with remaining work primarily related to development of the underground mine, which is advancing on plan to achieve ore mining rates of 1,800 tonnes per day by the end of 2017. The new 115kV powerline is expected to be energized in the second quarter of 2017.

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The Company's previously announced acquisition of 100% of the Joaquin project closed on February 10, 2017. The Joaquin project is located in the Santa Cruz province of Argentina, approximately 145 kilometres from the Company's Manantial Espejo mine, which will have available processing capacity once open-pit mining is completed around mid-2017 to treat high-grade feed that can be selectively mined and trucked from Joaquin.

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On April 25, 2017, the Company also announced an agreement for the acquisition of 100% of the Cap-Oeste Sur Este project, which offers similar synergies as the Joaquin project with the Company's Manantial Espejo mine.

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A quarterly cash dividend of $0.025 per common share, approximately $3.8 million in aggregate cash dividends, has been approved by the Board of Directors. The dividend will be payable on or about Monday, June 5, 2017, to holders of record of Pan American’s common shares as of the close on Tuesday, May 23, 2017. Pan American's dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada). As is standard practice, the amounts and specific distribution dates of any future dividends will be evaluated and determined by the Board of Directors on an ongoing basis.

PAN AMERICAN SILVER CORP. 2

Consolidated Financial Results

	Three months ended March 31,
(Unaudited in thousands of U.S. Dollars, except as noted)	2017	2016
Revenue	198,687	158,275
Mine operating earnings	32,875	16,698
Net earnings for the period	19,950	1,875
Adjusted earnings for the period(1)	9,024	3,254
Net cash generated from operating activities	38,569	771
All-in sustaining cost per silver ounce sold(1)	12.63	13.12
Net earnings per share attributable to common shareholders (basic)	0.13	0.01
Adjusted earnings per share attributable to common shareholders (basic)(1)(2)	0.06	0.02
(1) Adjusted earnings and all-in sustaining costs per silver ounce sold are non-GAAP measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(2) The impact of the unrealized foreign exchange rate changes on deferred income tax balances has been added as a new adjusting item, along with a modification in the quantification of the estimated effect of taxes. For comparative purposes, Q1 2016 adjusted earnings have been recalculated and are thus different from those originally reported. The effect of these new adjusting items on Q1 2016 adjusted earnings was a decrease of $0.2 million from that originally reported; the adjusted earnings per share of $0.02 was not affected.

PAN AMERICAN SILVER CORP. 3

Consolidated Operational Results

	Three months ended March 31, 2017			Three months ended March 31, 2016
	Production		Cash Costs(1) $	Production		Cash Costs(1) $
	Ag (Moz)	Au (koz)		Ag (Moz)	Au (koz)
La Colorada	1.63	0.87	3.01	1.37	0.68	6.34
Dolores	0.96	24.39	(1.67)	1.07	21.44	6.10
Alamo Dorado	0.35	1.33	21.29	0.56	3.28	11.85
Huaron	0.90	0.25	0.77	0.95	0.19	7.95
Morococha (2)	0.64	0.60	(3.18)	0.70	0.71	5.24
San Vicente (3)	0.93	0.12	12.47	1.09	n/a	11.84
Manantial Espejo	0.79	10.13	20.38	0.68	14.89	8.13
TOTAL	6.20	37.70	6.18	6.42	41.18	8.03
Totals may not add up due to rounding.

(1)	Cash costs are a non-GAAP measure. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.

(2)	Morococha data represents Pan American's 92.3% interest in the mine's production.

(3)	San Vicente data represents Pan American's 95.0% interest in the mine's production.

By-Product Results

Production	Three months ended March 31,
	2017	2016
Gold - ounces '000s ("koz")	37.7	41.2
Zinc - tonnes '000s ("kt")	12.8	12.8
Lead - kt	5.3	4.8
Copper - kt	3.2	3.9

Average Market Metal Prices	Three months ended March 31,
	2017	2016
Gold $/ounce	1,219	1,183
Zinc $/tonne	2,780	1,679
Lead $/tonne	2,278	1,744
Copper $/tonne	5,831	4,672

PAN AMERICAN SILVER CORP. 4

2017 Guidance

Operating results in Q1 2017 are largely on track to achieve the Company's Guidance for 2017. While Q1 2017 gold production was slightly lower than the rate required to achieve the low end of our 2017 annual forecast range of 155.0 to 165.0 thousand ounces, the Company has reaffirmed the current forecast range based on an anticipated increase in gold production from the Dolores expansion and a decrease at Manantial Espejo following the completion of open-pit mining.

There have been no revisions to Pan American's Guidance for 2017, as provided in its press release dated January 12, 2017, and in the following table:

2017 Guidance
Silver production (million ounces)	24.5 - 26.0
Gold production (thousand ounces)	155 - 165
Zinc production (thousand tonnes)	56.5 - 58.5
Lead production (thousand tonnes)	19.0 - 20.0
Copper production (thousand tonnes)	8.8 - 9.3
Cash Costs(1)($/ounce)	6.45 - 7.45
Sustaining capital ($ millions)	82 - 88
Project capital ($ millions)(2)	58 - 62
AISCSOS(1) ($/ounce)	11.50 - 12.90

(1)	Cash Costs and AISCSOS are non-GAAP measures. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this news release for further information on these measures.

(2)	Project capital relates to the current mine expansions at La Colorada and Dolores; 2017 is expected to be the final year of spending on project capital related to these expansions.

The following table provides the price and foreign exchange rate assumptions used to forecast total Cash Costs and AISCSOS in the Guidance for 2017:

Metal prices
Gold ($/ounce)	1,200
Zinc ($/tonne)	2,500
Lead ($/tonne)	2,100
Copper ($/tonne)	5,400
Average annual exchange rates relative to 1 USD
Mexican peso	20.00
Peruvian sol	3.30
Argentine peso	17.05
Bolivian boliviano	7.00

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Technical information contained in this news release with respect to Pan American has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President, Technical Services & Process Optimization, who is the Company's Qualified Person for the purposes of National Instrument 43-101. For additional information about the Company's material mineral properties, please refer to the Company's Annual Information Form dated March 22, 2017, filed at www.sedar.com. For further technical information relating to the La Colorada and Dolores expansion projects, please refer to the National Instrument 43-101 technical reports entitled “Technical Report - Preliminary Economic Analysis for the Expansion of the La Colorada Mine, Zacatecas, Mexico,” with an effective date of December 31, 2013, and “Technical Report for the Dolores Property, Chihuahua, Mexico”, with an effective date of December 31, 2016, both of which are filed on SEDAR at www.sedar.com and available on the Company's website. The results of preliminary economic assessments are preliminary in nature, in that they include inferred mineral resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the assessment will be realized. Mineral resources that are not mineral reserves have no demonstrated economic viability.

Conference Call on Wednesday, May 10
Pan American will host a conference call to discuss the unaudited results for the first quarter of 2017 on Wednesday, May 10 at 11:00 am ET (8:00 am PT). To participate, please dial toll-free in Canada and the U.S. at 1-800-319-4610. International participants please dial +1-604-638-5340.
A live audio webcast will be available on the Company’s website at www.panamericansilver.com. A replay of the webcast will also be available shortly after the call on the website.

About Pan American Silver
Pan American Silver Corp. is one of the largest primary silver producers in the world. We own and operate seven mines located in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in the USA, Mexico, Peru and Argentina. Our vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the ticker "PAAS".
For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Alternative Performance (Non-GAAP) Measures

In this press release we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:

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Cash costs per payable ounce of silver, net of by-product credits ("cash costs"). The Company's method of calculating cash costs may differ from the methods used by other entities and, accordingly, the Company's cash costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that cash costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.

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Adjusted earnings and adjusted earnings per share. The Company believes that these measures better reflect normalized earnings as they eliminate items that in management's judgement are subject to volatility as a result of factors which are unrelated to operations in the period, and/or relate to items that will settle in future periods.

PAN AMERICAN SILVER CORP. 6

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All-in sustaining costs per silver ounce sold ("AISCSOS"). The Company has adopted AISCSOS as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and the Company believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow.

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Total debt is calculated as the total current and non-current portions of: long-term debt; finance lease liabilities; and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.

Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of Pan American's Management's Discussion and Analysis for the period ended March 31, 2017, for a more detailed discussion of these and other non-GAAP measures and their calculation.

Cautionary Note Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals in 2017 and beyond, and our estimated Cash Costs and AISCSOS in 2017 and beyond; the ability of the Company to successfully complete any capital investment programs and projects, including whether on time, or on or below budget, and the impacts of any such programs and projects on the Company, including with respect to production and associated operational efficiencies; the ability of the Company to successfully close the Cap-Oeste Sur Este transaction and to subsequently complete the acquisition of that project; the realization of benefits from any transactions, including the Joaquin and Cap-Oeste Sur Este transactions, and the financial and operational impacts of any such transactions on the Company; and the approval or the amount of any future cash dividends.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and recourse estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian Dollar, Peruvian Sol, Mexican Peso, Argentine Peso and Bolivian Boliviano versus the U.S. Dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; legal

PAN AMERICAN SILVER CORP. 7

restrictions relating to mining, including in Chubut, Argentina; risks relating to expropriation; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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